Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 11, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories enters into a Voluntary Licensing Agreement with Lilly to Expand Access to COVID-19 Treatment in India.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS AMIT AgARWAL amita@drreddys.com (Ph: +91-98661 74248)	Media relationS Usha IYER ushaiyer@drreddys.com (Ph: +91-99874 44106)

Dr. Reddy's Laboratories enters into a Voluntary Licensing Agreement with Lilly to Expand Access to COVID-19 Treatment in India

Hyderabad, India, May 11th, 2021

Hyderabad, India. May 11, 2021— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; hereafter referred to as “Dr. Reddy’s”) today announced that it has entered into a royalty-free, non-exclusive voluntary licensing agreement with Eli Lilly and Company (“Lilly”) for the manufacture and commercialization of the drug, baricitinib, in India.

The drug baricitinib has received restricted emergency use approval from the Central Drugs Standard Control Organization (CDSCO), Ministry of Health, India, for use in combination with remdesivir for the treatment of suspected or laboratory confirmed COVID-19 in hospitalized adults requiring supplemental oxygen, invasive mechanical ventilation, or extracorporeal membrane oxygenation (ECMO).

This partnership comes at a critical juncture in the fight against the pandemic in India, and adds to the company’s existing range of COVID-19 therapeutics covering the full spectrum from mild to moderate and severe conditions of the disease, and a vaccine.

Deepak Sapra, Chief Executive Officer, API and Services, Dr. Reddy’s Laboratories, said: "From the start, we have been determined to explore every possible avenue against COVID-19. Our collaboration with Lilly will help us make yet another treatment option available to patients in India.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. ((BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues,and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”